EXCLUSIVE SUBLICENSE AGREEMENT

UNeMed Corporation
and
Telomolecular Corp.

Effective January 16, 2006

Exclusive Sublicense Agreement

Table of Contents                  Page No.

Signature Pages ... .
Appendix A - Patent Rights ... ..17
Appendix B - Business Plan ... ..18

EXCLUSIVE SUBLICENSE AGREEMENT

This Exclusive Sublicense Agreement, effective January 16, 2006 ("Effective Date"), is made between UNeMed Corporation ("UNeMed") and Telomolecular Corp. ("Licensee").

WHEREAS, the University of Nebraska Medical Center ("UNMC") desires to license and otherwise commercialize certain technology resulting from the research of its faculty; and WHEREAS, UNeMed is a biomedical technology development company charged with and having authority to assist UNMC in the licensing and commercial development of its technology; and

WHEREAS, Telomolecular Corp. is desirous of licensing certain UNMC technology with the intent of furthering its commercial development.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth below, the parties hereto agree as follows:

ARTICLE I DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

1.1 Affiliate: Any company, corporation or business in which Licensee owns or controls at least fifty percent (50%) of the voting stock or other ownership. Unless otherwise specified, the term Licensee includes Affiliates.

1.2 Reserved.

1.3 Field: Development, manufacture or sale of any products which link the chromosomal telomeres to offset, reduce or reverse age-related diseases.

1.4 UNeMed: UNeMed Corporation, a Nebraska for-profit corporation having offices at 986099 Nebraska Medical Center, Omaha, Nebraska 68198-6099 USA.

1.5 Licensed Processes: The processes covered by Patent Rights.

1.6 Licensed Products: Products covered by Patent Rights or products made or services provided in accordance with or by means of Licensed Processes.

1.7 Licensee: Telomolecular Corp., having offices at 8037 Orange Avenue, Fair Oaks, California 95628 USA.

1.8 Net Sales: The amount billed, invoiced or received (whichever occurs first) for sales, leases or other transfers of Licensed Products, less: (a) customary trade, quantity or cash discounts and non-affiliated brokers' or agents' commissions actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return; (c) to the extent separately stated on purchase orders, invoices or other documents of sale, taxes levied on and/or other governmental charges made as to production, sale, transportation, delivery or use and paid by or on behalf of Licensee or sublicensees; and (d) reasonable charges for delivery or transportation provided by third parties, if separately stated. Net Sales also includes the fair market value of any non-cash consideration received by Licensee or sublicensees for the sale, lease or transfer of Licensed Products.

1.9 Non-Commercial Research Purposes: Use of Patent Rights for academic research or other not-for-profit scholarly purposes which are undertaken at a non-profit or governmental institution that does not use the Patent Rights in the production or manufacture of products for sale or the performance of services for a fee.

1.10 Sublicense Income: All royalty or other income derived from Net Sales of a Sublicensee, sublicense issue fees, maintenance fees, milestone payments and similar payments made by sublicensees to Licensee on account of sublicenses granted pursuant to this Agreement, whether in the form of cash or other non-cash consideration.

1.11 Patent Rights: United States Patent Application, Docket No. 63206 and PCT No. 63206, as described on Appendix A, the inventions claimed therein, divisionals and continuations and to the extent they are owned or controlled by Institution, any and all foreign patents and patent applications corresponding thereto, all as limited by the Field.

1.12 Territory: Worldwide.

1.13 The terms "Public Law 96-517" and "Public Law 98-620" include all amendments to those statutes.

1.14 The terms "sold" and "sell" include, without limitation, leases and other transfers and similar transactions.

1.15 Institution: University of Nebraska Medical Center, 668 S. 41st Street, Omaha, Nebraska 68105, USA.

2 ARTICLE II REPRESENTATIONS

2.1 Institution is owner by assignment from inventor(s) of their entire right, title and interest in the Patent Rights and in the inventions claimed.

2.2 UNeMed has the authority from Institution to issue licenses under the Patent Rights.

2.3 UNeMed is committed to the policy that ideas or creative works produced at Institution should be used for the greatest possible public benefit and believes that every reasonable incentive should be provided for the prompt introduction of such ideas into public use, all in a manner consistent with the public interest.

2.4 Licensee is prepared and intends to diligently develop the invention and to bring products to market, which are subject to this Agreement.

2.5 Licensee is desirous of obtaining an exclusive license in the Territory in order to practice the above-referenced invention covered by Patent Rights in the United States and in certain foreign countries and to manufacture or have manufactured, use and sell in the commercial market the products made in accordance therewith and UNeMed is desirous of granting such a license to Licensee in accordance with the terms of this Agreement.

ARTICLE III GRANT OF RIGHTS

3.1 UNeMed hereby grants to Licensee and Licensee accepts, subject to the terms and conditions hereof, in the Territory and within the Field, an exclusive commercial license under Patent Rights, to make and have made, to use and have used, to sell and have sold the Licensed Products and to practice the Licensed Processes, for the life of the Patent Rights. Such license shall include the right to grant sublicenses, subject to UNeMed's approval, which approval shall not be unreasonably withheld. In order to provide Licensee with commercial exclusivity for so long as the license under Patent Rights remains exclusive, UNeMed agrees that it will not grant licenses under Patent Rights to others except as required by Institution's obligations in paragraph 3.2(a) or as permitted in paragraph 3.2(b).

3.2 The granting and exercise of this license is subject to the following conditions:

(a) United States Public Law 96-517, United States Public Law 98-620 and Institution's obligations under agreements with other sponsors of research. Any right granted in this Agreement greater than those permitted by the above shall be subject to modification as might be required for Institution to conform.

(b) UNeMed, on behalf of Institution, reserves the right to make and use and grant to others non-exclusive licenses to make and use for Non-Commercial Research Purposes the subject matter described and claimed in Patent Rights.

(c) Licensee shall use diligent efforts to effect introduction of the Licensed Products into the commercial market as soon as practicable, consistent with sound and reasonable business practice and judgment; thereafter, until the expiration of this Agreement, Licensee shall endeavor to keep Licensed Products reasonably available to the public. Diligent efforts to introduce Licensed Products into the commercial market will be defined/monitored by Licensee meeting the milestones outlined below.

(d) UNeMed may either terminate this Agreement or modify this Agreement to make the License granted non-exclusive if Licensee fails to achieve the following milestones: (i) the closing of financing providing a minimum of $3,000,000 to Licensee no later than March 31, 2007; (ii) within one year following the closing of the financing described in (i) above: A. the development of a liposome or nanoparticle drug; B. the demonstration of telomolerization in a living mouse; and C. the formulation of a cosmetic skin application.

(e) UNeMed shall have the right to terminate this Agreement if Licensee shall fail, within 45 days of the described event, to do any of the following: (i) pay UNeMed a non-refundable fee of $20,000 upon execution of this Agreement. (ii) issue a stock certificate to UNeMed equal to 9% of the total amount of equity of Licensee outstanding prior to the proposed financing described in (ii) below, provided that UNeMed shall be entitled to the same antidilution provisions, if any, of the founders of Licensee. (iii) pay UNeMed a fee equal to 1% of the financing proceeds described in (d)(i) above, assuming a minimum of $3,000,000 is raised; (iv) pay UNeMed $100,000 if the milestones described in (d)(ii) above are met; (v) pay UNeMed $135,000 upon the filing of an IND with the United States Food and Drug Administration; and (vi) pay UNeMed $250,000 upon the receipt of an NDA from the United States Food and Drug Administration.

(f) At any time after three years from the Effective Date of this Agreement, UNeMed may terminate or render the license granted under this Agreement non- exclusive if, in UNeMed's reasonable judgment, the Progress Reports do not demonstrate the Licensee: (i) has directly or through a sublicense developed and is selling a Licensed Product; or (ii) is engaged in research, development, manufacturing, marketing or sublicensing activity reasonably intended to complete and sell a Licensed Product.

(g) In all sublicenses granted by Licensee hereunder, Licensee shall include a requirement that the sublicensee use its best efforts to bring the subject matter of the sublicense into commercial use as quickly as is reasonably possible. Licensee shall further provide in such sublicenses that such sublicenses are subject and subordinate to the terms and conditions of this Agreement, except: (i) the sublicensee may not further sublicense except to an Affiliate; and (ii) the rate of royalty on Net Sales paid by the sublicensee to the Licensee and copies of all sublicense agreements shall be provided promptly to UNeMed.

(h) During the period of exclusivity of this Agreement, and if required by law, Licensee will cause the Product to be produced in the United States. 3.3 All rights reserved to the United States Government and others under Public Law 96-517 and Public Law 98-620 shall remain and shall in no way be affected by this Agreement.

ARTICLE IV ROYALTIES

4.1 Licensee shall pay to UNeMed a non-refundable license royalty fee equal to five percent (5%) of Net Sales by Licensee and sublicensees of cosmeceutical Licensed Products, and four percent (4%) with respect to all other Licensed Products.

4.2 (a) Licensee shall pay to UNeMed 30% of all Sublicense Income. (b) If the license pursuant to this Agreement is converted to a non-exclusive one and if other non-exclusive licenses in the same field and territory are granted, the above royalties shall not exceed the royalty rate to be paid by other licensees in the same field and territory during the term of the non-exclusive license. (c) On sales between Licensee and its Affiliates or sublicensees for resale, the royalty shall be paid on the Net Sales of the Affiliate or sublicensee.

ARTICLE V REPORTING

5.1 Licensee has provided to UNeMed a written business plan containing projections of sales, proposed marketing efforts and the plan for achieving the milestones in Article III. A copy of the Business Plan is included in Appendix B of this Agreement.

5.2 No later than 60 days after June 30 of each calendar year, Licensee shall provide to UNeMed a written annual Progress Report describing progress on research and development, regulatory approvals, manufacturing, sublicensing, marketing and sales during the most recent 12-month period ending June 30 and plans for the forthcoming year. Licensee shall explain the reasons for the difference and propose a modified plan for UNeMed's review.

5.3 Licensee shall report to UNeMed the date of first sale of Licensed Products (or results of Licensed Processes) in each country within 60 days of occurrence.

5.4 (a) Licensee shall submit to UNeMed within 60 days after each calendar half-year ending June 30 and December 31, a Royalty Report setting forth for such half-year at least the following information: (i) the number of Licensed Products sold by Licensee, its Affiliates and sublicensees in each country; (ii) total billings for such Licensed Products; (iii) an accounting for all Licensed Processes used or sold; (iv) deductions applicable to determine the Net Sales thereof, (v) the amount of Non-Royalty Sublicense Income received by Licensee; (vi) the particular claims of United States Patents and/or applications comprising the Patent Rights to which the royalties due pertain; and (vii) the amount of royalty due thereon or, if no royalties are due to UNeMed for any reporting period, the statement that no royalties are due.

Such report shall be certified as correct by an officer of Licensee and shall include a detailed listing of all deductions from royalties. (b) Licensee shall pay to UNeMed with each such Royalty Report the amount of royalty due with respect to such half year. Licensee shall specify which Patent Rights are utilized for each Licensed Product and Licensed Process included in the Royalty Report. (c) All payments due hereunder shall be deemed received when funds are credited to UNeMed's bank account and shall be payable by check or wire transfer in United States dollars. Conversion of foreign currency to United States dollars shall be made at the conversion rate existing in the United States (as reported in the New York Times or the Wall Street Journal) on the last working day of each royalty period. No transfer, exchange, collection or other charges shall be deducted from such payments. (d) All such reports shall be maintained in confidence by UNeMed except as required by law; however, UNeMed may include in its usual reports annual amounts of royalties paid. (e) Late payments shall be subject to a charge of one and one-half percent (1.5%) per month.

5.5 In the event of acquisition, merger, change of corporate name or change of make-up organization or identity, Licensee shall notify UNeMed in writing within 30 days of such event.

ARTICLE VI RECORD KEEPING

6.1 Licensee shall keep, and shall require its Affiliates and sublicensees to keep, accurate records (together with supporting documentation) of Licensed Products made, used or sold under this Agreement, appropriate to determine the amount of royalties due to UNeMed hereunder. Such records shall be retained for at least three years following the end of the reporting period to which they relate. They shall be available during normal business hours for examination by an accountant selected by UNeMed, for the sole purpose of verifying reports and payments hereunder. In conducting examinations pursuant to this paragraph, UNeMed's accountant shall have access to all records, which UNeMed reasonably believes to be relevant to the calculation of royalties under Article IV.

6.2 UNeMed's accountant shall not disclose to UNeMed any information other than information relating to the accuracy of reports and payments made hereunder.

6.3 Such examination by UNeMed's accountant shall be at UNeMed's expense, except that if such examination shows an underreporting or underpayment in excess of five percent (5%) for any 12-month period, then Licensee shall pay the cost of such examination as well as any additional sum that would have been payable to UNeMed had the Licensee reported correctly, plus interest on said sum at the rate of one and one-half percent (1.5%) per month.

ARTICLE VII DOMESTIC AND FOREIGN PATENT FILING AND MAINTENANCE

7.1 Licensee shall reimburse UNeMed for all reasonable expenses UNeMed incurs for the preparation, filing, prosecution and maintenance of Patent Rights upon receipt of invoices from UNeMed or Institution. Late payment of these invoices shall be subject to interest charges of 1.5% per month. UNeMed or Institution shall, in its sole discretion, be responsible for the preparation, filing, prosecution and maintenance of any and all patent applications and patents included in Patent Rights. UNeMed or Institution shall consult with Licensee as to the preparation, filing, prosecution and maintenance of such patent applications and patents and shall furnish to Licensee copies of documents relevant to any such preparation, filing, prosecution or maintenance.

7.2 UNeMed, Institution and Licensee shall cooperate fully in the preparation, filing, prosecution and maintenance of Patent Rights and of all patents and patent applications licensed to Licensee hereunder, executing all papers and instruments or requiring members of UNeMed to execute such papers and instruments so as to enable UNeMed or Institution to apply for, to prosecute and to maintain patent applications and patents in Institution's name in any country. Each party shall provide to the other prompt notice as to all matters which come to its attention and which may affect the preparation, filing, prosecution or maintenance of any such patent applications or patents. In particular, Licensee must immediately notify UNeMed if Licensee or any Affiliate or sublicensee (or optionee) does not qualify as a "small entity" as provided by the United States Patent and Trademark Office.

7.3 Licensee may elect to surrender its Patent Rights in any country upon 60 days' written notice to UNeMed. Such notice shall not relieve Licensee from responsibility to reimburse UNeMed for patent-related expenses incurred prior to the expiration of the 60day notice period, or such longer period as specified in Licensee's notice.

ARTICLE VIII INFRINGEMENT

8.1 With respect to any Patent Rights that are exclusively licensed to Licensee pursuant to this Agreement, Licensee shall have the right to prosecute in its own name and at its own expense any infringement of such patent, so long as such license is exclusive at the time of the commencement of such action. UNeMed agrees to notify Licensee promptly of each infringement of such patents of which UNeMed is or becomes aware. Before Licensee commences an action with respect to any infringement of such patents, Licensee shall give careful consideration to the views of UNeMed and to potential effects on the public interest in making its decision whether or not to sue.

8.2 (a) If Licensee elects to commence an action as described above, UNeMed and/or Institution may, to the extent permitted by law, elect to join as a party in that action. Regardless of whether UNeMed and/or Institution elects to join as a party, UNeMed and/or Institution shall cooperate fully with Licensee in connection with any such action. (b) If UNeMed and/or Institution elects to join as a party pursuant to (a) above, the joining parties shall jointly control the action with Licensee. (c) Licensee shall reimburse UNeMed and/or Institution for any costs incurred, including reasonable attorneys' fees, as part of an action brought by Licensee, irrespective of whether UNeMed and/or Institution becomes a co-plaintiff.

8.3 If Licensee elects to commence an action as described above, Licensee may deduct from its royalty payments to UNeMed with respect to the patent(s) subject to suit an amount not exceeding 50% of Licensee's expenses and costs of such action, including reasonable attorneys' fees; provided, however, that such reduction shall not exceed 50% of the total royalty due to UNeMed with respect to the patents subject to suit for each calendar year. If such 50% of Licensee's expenses and costs exceeds the amount of royalties deducted by Licensee for any calendar year, Licensee may to that extent reduce the royalties due to UNeMed from Licensee in succeeding calendar years, but never by more than 50% of the total royalty due in any one year with respect to the patents subject to suit.

8.4 No settlement, consent judgment or other voluntary final disposition of the suit may be entered into without the prior written consent of UNeMed, which consent shall not be unreasonably withheld.

8.5 Recoveries or reimbursements from actions commenced pursuant to this Article shall first be applied to reimburse Licensee for litigation costs not paid from royalties, and UNeMed and/or Institution for litigation costs paid by them and then to reimburse UNeMed for royalties deducted by Licensee pursuant to paragraph 8.3. Licensee and UNeMed shall then share any remaining recoveries or reimbursements equally.

8.6 If Licensee elects not to exercise its right to prosecute an infringement of the Patent Rights pursuant to this Article, UNeMed and/or Institution may do so at their own expense, controlling such action and retaining all recoveries there from. Licensee shall cooperate fully with UNeMed and/or Institution in connection with any such action.

8.7 Without limiting the generality of paragraph 8.6, UNeMed may, at its election and by notice to Licensee, establish a time limit of 60 days for Licensee to decide whether to prosecute any infringement of which UNeMed is or becomes aware. If, by the end of such 60-day period, Licensee has not commenced such an action, UNeMed and/or Institution may prosecute such an infringement at their own expense, controlling such action and retaining all recoveries there from. With respect to any such infringement action prosecuted by UNeMed and/or Institution in good faith, Licensee shall pay over to UNeMed any payments (whether or not designated as "royalties") made by the alleged infringer to Licensee under any existing or future sublicense authorizing Licensed Products, up to the amount of UNeMed's and/or Institution's unreimbursed litigation expenses (including, but not limited to, reasonable attorneys' fees).

8.8 If a declaratory judgment action is brought naming Licensee as a defendant and alleging invalidity of any of the Patent Rights, UNeMed and/or Institution may elect to take over the sole defense of the action at its own expense. Licensee shall cooperate fully with UNeMed and/or Institution in connection with any such action.

ARTICLE IX TERMINATION OF AGREEMENT

9.1 This Agreement, unless terminated as provided herein, shall remain in effect until the last patent or patent application in Patent Rights has expired or been abandoned.

9.2 UNeMed may terminate this Agreement as follows:

(a) If Licensee does not make a payment due hereunder and fails to cure such non-payment (including the payment of interest in accordance with paragraph 5.4(e)) within forty-five (45) days after the date of notice in writing of such non-payment by UNeMed.

(b) If Licensee defaults in its obligations under paragraphs 10.4(c) and 10.4(d) to procure and maintain insurance.

(c) If, at any time after three years from the date of this Agreement, UNeMed determines that the Agreement should be terminated pursuant to paragraph 3.2(f).

(d) If during the term of this Agreement, Licensee makes or attempts to make an assignment for the benefit of creditors, or if proceedings in voluntary or involuntary bankruptcy or insolvency are instituted on behalf of or against Licensee, or if a receiver or trustee is appointed for the property of Licensee, this Agreement shall automatically terminate. Licensee shall notify UNeMed of any such event mentioned in this paragraph as soon as reasonably practicable, and in any event within five (5) days after any such event.

(e) If an examination by UNeMed's accountant pursuant to Article VI shows an underreporting or underpayment by Licensee in excess of 20% for any 12-month period. {OM524397.3} 1 0

(f) If Licensee is convicted of a felony relating to the manufacture, use.or sale of Licensed Products.

(g) Except as provided in subparagraphs (a), (b), (c), (d), (e) and (f) above, if Licensee defaults in the performance of any obligations under this Agreement and the default has not been remedied within ninety (90) days after the date of notice in writing of such default by UNeMed.

9.3 Licensee shall provide, in all sublicenses granted by it under this Agreement, that Licensee's interest in such sublicenses shall at UNeMed's option terminate or be assigned to UNeMed upon termination of this Agreement.

9.4 Licensee may terminate this Agreement by giving ninety (90) days advance written notice of termination to UNeMed. Upon termination, Licensee shall submit a final Royalty Report to UNeMed and any royalty payments and unreimbursed patent expenses invoiced by UNeMed shall become immediately payable.

9.5 Paragraphs 6.1, 6.2, 6.3, 7.1, 8.5, 9.4, 9.5, 9.6, 10.2, 10.4, 10.5, 10.8 and 10.9 of this Agreement shall survive termination.

ARTICLE X GENERAL

10.1 UNeMed does not warrant the validity of the Patent Rights licensed hereunder and makes no representations whatsoever with regard to the scope of the licensed Patent Rights or that such Patent Rights may be exploited by Licensee, an Affiliate or sublicensee without infringing other patents.

10.2 UNEMED EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED OR EXPRESS WARRANTIES AND MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE PATENT RIGHTS OR INFORMATION SUPPLIED BY UNEMED, LICENSED PROCESSES OR LICENSED PRODUCTS CONTEMPLATED BY THIS AGREEMENT.

10.3 Reserved.

10.4 (a) Licensee shall indemnify, defend and hold harmless UNeMed and Institution, its regents, current or former directors, governing board members, trustees, officers, faculty, medical and professional staff, employees, students and agents and their respective successors, heirs and assigns (collectively, the "Indemnitees"), from and against any claim, proceeding, demand, liability, cost, expense, damage, deficiency, loss or obligation of any kind or nature (including, without limitation, reasonable attorney's fees and other costs and expenses of litigation) (collectively "Claims"), based upon, arising out of the transfer, production, manufacture, sale, use, lease, consumption or advertisement of products, processes or materials licensed by this Agreement or any other liabilities or obligations otherwise relating to this Agreement, including without limitation any cause of action relating to product liability concerning any product, process or service made, used or sold pursuant to any right or license granted under this Agreement.

(b) Licensee shall, at its own expense, provide attorneys reasonably acceptable to UNeMed to defend against any actions brought or filed against any Indemnitee hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought.

(c) Beginning at the time any such product, process or service is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Licensee or by a sublicensee, Affiliate or agent of Licensee, Licensee shall, at its sole cost and expense, procure and maintain commercial general liability insurance in amounts not less than $2,000,000 per incident and $2,000,000 annual aggregate and naming the Indemnitees as additional insureds. During clinical trials of any such product, process or service, Licensee shall, at its sole cost and expense, procure and maintain commercial general liability insurance in such equal or lesser amount as UNeMed shall require, naming the Indemnitees as additional insureds. Such commercial general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for Licensee's indemnification under this Agreement. If Licensee elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of $250,000 annual aggregate) such self-insurance program must be acceptable to UNeMed in its sole discretion. The minimum amounts of insurance coverage required shall not be construed to create a limit of Licensee's liability with respect to its indemnification under this Agreement.

(d) Licensee shall provide UNeMed with written evidence of such insurance upon request of UNeMed. Licensee shall provide UNeMed with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance; if Licensee does not obtain replacement insurance providing comparable coverage within such fifteen (15)-day period, UNeMed shall have the right to terminate this Agreement effective at the end of such fifteen (15)-day period without notice or any additional waiting periods.

(e) Licensee shall maintain such commercial general liability insurance beyond the expiration or termination of this Agreement during: (i) the period that any product, process or service, relating to or developed pursuant to, this Agreement is being commercially distributed or sold by Licensee or by a sublicensee, Affiliate or agent of Licensee; and (ii) a reasonable period after the period referred to in (e)(i) above.

10.5 Licensee shall not use the name or insignia of UNeMed or Institution or any adaptation of them or the name of any of inventors in any advertising, promotional or sales literature without the prior written approval of UNeMed.

10.6 Licensee may not assign this Agreement without the prior written consent of UNeMed and shall not pledge any of the license rights granted in this Agreement as security for any creditor. Any attempted pledge of any rights under this Agreement or assignment of this Agreement without the prior consent of UNeMed will be void from the beginning. No assignment by Licensee will be effective until the intended assignee agrees in writing to accept all of the terms and conditions of this Agreement and such writing is provided to UNeMed. Notwithstanding, Licensee may, without UNeMed's consent, assign its rights under this Agreement to a purchaser of all or substantially all of Licensee's business relating to the subject matter of this Agreement, so long as such assignee provides a statement in writing to UNeMed that it agrees to accept all the terms and conditions of this Agreement in the place of Licensee.

10.7 The interpretation and application of the provisions of this Agreement shall be governed by the laws of the State of Nebraska.

10.8 Licensee shall comply with all applicable laws and regulations. In particular, it is understood and acknowledged that the transfer of certain commodities and technical data is subject to United States laws and regulations controlling the export of such commodities and technical data, including all Export Administration Regulations of the United States Department of Commerce. These laws and regulations among other things, prohibit or require a license for the export of certain types of technical data to certain specified countries. Licensee hereby agrees and gives written assurance that it will comply with all United States laws and regulations controlling the export of commodities and technical data, that it will be solely responsible for any violation of such by Licensee, its Affiliates or sublicensees and that it will defend and hold UNeMed and Institution harmless in the event of any legal action of any nature occasioned by such violation.

10.9 Licensee agrees (i) to obtain all regulatory approvals required for the manufacture and sale of Licensed Products and Licensed Processes and (ii) to utilize appropriate patent marking on such Licensed Products. Licensee also agrees to register or record this Agreement as is required by law or regulation in any country where the license is in effect.

10.10 Any notices to be given hereunder shall be sufficient if signed by the party (or the party's attorney) giving it and either: (a) delivered in person; or (b) mailed certified mail return receipt requested; or {OM524397.3 } 13 (c) faxed to other party if the sender has evidence of successful transmission and if the sender promptly sends the original by ordinary mail, in any event to the following addresses:

If to Licensee:
Telomolecular Corp.
Matthew A. Sarad, Chief Executive Officer 8037 Orange Avenue
Fair Oaks, California 95628 USA Telephone (916) 410-8681
Fax (213) 947-1215

If to UNeMed:
UNeMed Corporation
986099 Nebraska Medical Center
Omaha, Nebraska 69198-6099 USA Telephone (402) 559-2468
Fax (402) 559-2182

By such notice either party may change their address for future notices. Notices delivered in person shall be deemed given on the date delivered. Notices sent by fax shall be deemed given on the date faxed. Notices mailed shall be deemed given on the date postmarked on the envelope.

10.11 Should a court of competent jurisdiction later hold any provision of this Agreement to be invalid, illegal or unenforceable and such holding is not reversed on appeal, it shall be considered severed from this Agreement. All other provisions, rights and obligations shall continue without regard to the severed provision, provided that the remaining provisions of this Agreement are in accordance with the intention of the parties.

10.12 In the event of any controversy or claim arising out of or relating to any provision of this Agreement or the breach thereof, the parties shall try to settle such conflict amicably between themselves. Subject to the limitation stated in the final sentence of this section, any such conflict that the parties are unable to resolve promptly shall be settled through arbitration conducted in accordance with the rules of the American Arbitration Association. The demand for arbitration shall be filed within a reasonable time after the controversy or claim has arisen and in no event after the date upon which institution of legal proceedings based on such controversy or claim would be barred by the applicable statute of limitation. Such arbitration shall be held in Omaha, Nebraska. The award through arbitration shall be final and binding. Either party may enter any such award in a Nebraska court having jurisdiction or may make application to such court for judicial acceptance of the award and an order of enforcement, as the case may be. Notwithstanding the foregoing, either party may, without recourse to arbitration, assert {OM524397.3} 14 against the other party a third-party claim or cross-claim in any action brought by a third party, to which the subject matter of this Agreement may be relevant.

10.13 This Agreement constitutes the entire understanding between the parties and neither party shall be obligated by any condition or representation other than those expressly stated or as may be subsequently agreed to by the parties in writing.

Signature Page to Exclusive Sublicense Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

UNEMED CORPORATION
By: Thomas L. McDonald
President
Date January 16, 2006

TELOMOLECULAR CORP
Matthew A. Sarad . By:
Chief Executive Officer Date
January 16, 2006

Appendix A Patent Rights

(1) UNMC Docket Number: 63206PCT
International Serial Number: PCT/US2005/045010
Filing Date: December 12, 2005
Title: Sustained-Release Nanoparticle Compositions and Methods for Using the Same (2) UNMC Docket Number: 63206
USPTO Serial Number: 11/018,456
Filing Date: December 21, 2004
Title: Sustained-Release Nanoparticle Compositions and Methods for Using the Same